650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 25, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed September 14, 2012

File No. 333-182662

Ladies and Gentlemen:

On behalf of Gigamon LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 3, 2012, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-182662) filed with the Commission on September 14, 2012 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 2.

Explanatory Note

1.	You state in your response to prior comment 4 that you will convert to a Delaware corporation at least one business day prior to the effective date of your Registration Statement. Please note that we will need sufficient time to process the amendment and may have further comments after you revise your disclosure to reflect the conversion and file exhibit 5.1. In this regard, please consider filing a form of legality opinion in advance of the conversion.

The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after it has revised the disclosure to reflect the Company’s conversion from a Delaware limited liability company to a Delaware corporation. As suggested by the Staff, the Company is filing a form of the legality opinion required under exhibit 5.1 concurrently with Amendment No. 2.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

    Securities and Exchange Commission

    March 25, 2013

Prospectus Summary

Overview, page 1

2.	Please further clarify your revisions in response to prior comment 6 to state why S&P Capital IQ concluded that the companies are considered to be the top in their respective industries. For example, if the companies are ranked by the amount of revenues or market value, you should clearly indicate this. In addition, tell us whether the S&P Capital IQ data was prepared for your company or for the offering and provide us with supplemental copies of the report from which the data in the prospectus is extracted. Mark the report appropriately to designate the portions you rely upon in making the statements in the prospectus.

The Company advises the Staff that it has revised the disclosure on pages 1, 82 and 96 to address the Staff’s comment. In addition, the Company has also included new data and cited new reports from various other sources. The Company advises the Staff that the S&P Capital IQ data, and the other new data and reports referenced in Amendment No. 2, were not prepared for the Company or for use in the Registration Statement. In addition, the Company is supplementally providing to the Staff the relevant portions of the S&P Capital IQ data and other new data and reports as cited in the Registration Statement. Please refer to the materials attached as Annex I. To expedite the Staff’s review, the Company has marked the data and reports so that the Staff can easily locate and review the relevant data and reports, together with a cross-reference to the appropriate location in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation expense, page 71

3.	We note disclosure added on page 74 in response to prior comment 17. As requested in our prior comment, please revise to disclose any limitations or uncertainties over comparability.

The Company advises the Staff that it has revised the disclosure on page 71 to address the Staff’s comment.

4.	We note that your response to prior comment 17 indicates that you excluded certain peer companies from the volatility calculation that were used in your market approach assumptions. We further note your disclosure on page 74 which indicates that the same peer companies were also used in determining various other estimates and assumptions in your valuations. Please reconcile this discrepancy and revise your disclosure accordingly.

The Company advises the Staff that it has revised the disclosure on page 71 to address the Staff’s comment. The Company respectfully notes that the comparable industry peer companies selected are a representative group for purposes of performing valuations. Companies in the comparable industry peer group used for common stock valuations were generally consistent with the peer group used to determine estimated volatility. However, the peer group of companies used to determine volatility for purposes of the Black-Scholes option-pricing model for the Company’s stock-based compensation expense was made up of a smaller number of companies than those considered in the comparable industry peer group for contemporaneous valuation purposes, primarily due to the fact that certain of these companies were significantly larger than the Company, and thus, generally had a lower volatility. The Company did not use comparable peer companies for any other estimates used in the Black-Scholes option-pricing model. All other assumptions and estimates used for such model were determined based on the analysis performed by the Company without reference to comparable peer companies.

5.	We note disclosure added on page 76 in response to prior comment 18. As requested in our prior comment, please revise to quantify the material assumptions and multiples used in your market approach, including revenue multiples.

    Securities and Exchange Commission

    March 25, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page 71 to quantify the range of revenue multiples used in the valuations of common stock from December 31, 2011 to December 31, 2012.

6.	We note the disclosure on page 76 indicates that you use the option pricing method as well as the probability weighted expected return method to perform the allocation of your equity value. Please provide additional details to explain the context in which both of these methods are used.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 through 76.

The Company supplementally advises the Staff that, in valuing its common stock, the Company’s board of directors considered two valuation approaches to determine the equity value of our business, an income approach and a market approach.

The income approach estimates the value of the Company based on expected future cash flows discounted to present value at a rate of return commensurate with the risks associated with the cash flows.

The market approach incorporated various methodologies to estimate the equity value of the Company (i) the guideline public company method which utilizes market multiples of comparable companies that are publicly traded, (ii) the guideline merged and acquired company method which utilizes multiples achieved in comparable industry mergers and acquisition transactions, and (iii) the preliminary IPO method which measures the value of the company through the analysis of trailing and forward trading multiples of public companies to develop an indication of value.

The Company advises the Staff that the weighted combination of various methodologies, under the income approach and the market approach, was used by the Company to reflect the equity value. The equity value was then allocated to all the outstanding securities using the Option Pricing Method, or OPM. The OPM treated common stock and convertible preferred stock as call options, with exercise prices based on the aggregate preferences of the convertible preferred stock. The OPM used the Black-Scholes option-pricing model to price the call option. The Company’s board of directors used the OPM in its sale or merger, or M&A, scenario to establish the fair value of its common stock. The IPO common stock value was derived from the IPO scenario, using the guideline public company method of the market approach.

The Company’s board of directors determined that the Company was approaching an exit event and that exit visibility was improving. As such, the Company estimated the fair value of its shares of common stock using the probability-weighted expected return method, or PWERM, where, in 2012, it focused on two exit scenarios: an IPO scenario and M&A scenario. Given the Company’s stage of development and the exit strategy of its investors, the Company made the determination that the probabilities of a dissolution or a stay-private scenario were nominal and no indication of common stock value under these two scenarios was explicitly considered.

Performance Unit Plan, page 78

7.

We note your disclosure on page F-24 that you intend to pay out the vested performance units in cash based on the price of the common units in the IPO. We also note your disclosure of the aggregate distributable amount as of December 31, 2011 and June 30, 2012 based on the fair value of your common stock as of those dates. When the estimated IPO price is determined and included in the

    Securities and Exchange Commission

    March 25, 2013

registration statement, please revise your disclosure to include the expected aggregate distributable amount for vested performance units based on the mid-point of the IPO price range as well as the aggregate amount of deferred compensation to be recognized in the future including the expected timing of expense recognition. Please also revise your registration statement to provide robust disclosures throughout your Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the expected impact on each line item that will be materially affected. These disclosures should appear in the sections in which the applicable line items are discussed.

The Company acknowledges the Staff’s comment and will provide the requested information once the price range has been determined in a subsequent amendment to the Registration Statement. The Company advises the Staff that it has revised its disclosure on page 53 to address the Staff’s comment, and respectfully notes that 98% of the aggregate distributable amount for vested performance units will be recognized in operating expenses. In addition, the Company respectfully notes that it has also included disclosure regarding the amount of cash payments to be made with respect to vested performance units in connection with the completion of this offering on pages 6, 40, 54, 62 and 79 of the Registration Statement.

Consolidated Financial Statements

Note 8 – Members’ Deficit

Pro Forma Stockholders’ Equity (Unaudited), page F-22

8.	We note your response to prior comment 43 indicates that the conversion of preferred stock into common stock is based upon the written consent of a majority of preferred unit holders. We further note the disclosure added which indicates that the conversion will occur prior to the completion of the offering. Please revise your disclosure to indicate that the conversion is dependent upon the written consent of a majority of preferred unit holders.

The Company advises the Staff that it has revised the disclosure on pages 7, 9, 42, 44, 45, 126, 129, 134, F-20, and F-21 to address the Staff’s comment.

* * * * *

    Securities and Exchange Commission

    March 25, 2013

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

Enclosures

cc (w/encl.):	Paul A. Hooper
Paul B. Shinn
Gigamon LLC

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline
Anthony J. McCusker
Goodwin Procter LLP

Danny Wallace
PricewaterhouseCoopers LLP